Sibanye Gold Limited

Reg. 2002/031431/06

Registered and Business Address:

Libanon Business Park

1 Hospital Street

(Off Cedar Ave)

Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel +27 11 278 9600

Fax +27 11 278 9863

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 – 7010

U.S.A.

January 20, 2015

By EDGAR

Dear Ms. Jenkins,

Re:	Sibanye Gold Limited
Form 20-F for the year ended December 31, 2013
Filed April 29, 2014
File No. 001-35785

We refer to your comment letter (the “Comment Letter”) dated December 23, 2014 setting forth the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2013 Form 20-F”) of Sibanye Gold Limited (the “Company”). For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming* Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Zola Skweyiya* Sue van der Merwe* Jerry Vilakazi*

Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No. 473 020 9410

Form 20-F for the Year Ended December 31, 2013

Reserves of Sibanye as of December 31, 2013

Uranium ore reserve statement as of December 31, 2013 page 139

1	We note your response to comment 2 from our letter dated November 12, 2014 and we are unable to locate the specific probable reserve numbers as disclosed in your Form 20-F. Please tell us the document and page number in which the tonnage, grade, and contained pounds of your probable reserve are located in the materials that you provided to us.

Response

The Company acknowledges the Staff’s comment, and wishes to advise the Staff that it has supplied additional technical information relating to the Company’s gold and uranium reserves (the “Technical Information”) to John E. Coleman, Mining Engineer, under separate cover. If Mr. Coleman or any other member of the Staff should have any questions about our reserves, they should feel free to contact the following:

Grant Stuart - Vice President: West Rand Tailings Retreatment Project

Tel: 011 27 11 278 5061

Mobile: 011 27 82 602 5992

Email: grant.stuart@sibanyegold.co.za

Gerhard Janse van Vuuren - Vice President: Mineral Resource Management and Mine Planning

Tel: 011 27 11 278 9644

Mobile: 011 27 82 324 8614

Email: gerhard.vanvuuren@sibanyegold.co.za

In the alternative, they should also feel free to contact Thomas B. Shropshire, Jr. (tel: 011 44 20 7456 3223; email: tom.shropshire@linklaters.com) or John Stone (tel: 011 44 20 7456 2677; email: john.stone@linklaters.com) of Linklaters LLP.

The Company hereby respectfully requests the return of the Technical Information and the other supplemental information provided to the Staff pursuant to Rule 12b-4 of Regulation 12B.

2	We note your response to comment 3 from our letter dated November 12, 2014. Please confirm that this information will be disclosed in future filings.

Response

The Company acknowledges the Staff’s comment and confirms to the Staff that the information referred to above will be disclosed in the Company’s future filings.

Supplemental Information

Pursuant to a request from the Staff, the Company hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 27 11 278 9699 or via e-mail at charl.keyter@sibanyegold.co.za.

Sincerely,

/s/ Charl Keyter

Charl Keyter

Chief Financial Officer

Sibanye Gold Limited

cc:	Suying Li, Securities and Exchange Commission

Angela Lumley, Securities and Exchange Commission

John Coleman, Securities and Exchange Commission

Hartley Dikgale, Sibanye Gold Limited

Thomas B. Shropshire, Jr., Linklaters LLP